BB 3/18

[redacted]

02021820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

MAR 12 2002
305

NAME OF BROKER-DEALER:
MHA FINANCIAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Pheasant Hill Street
(No. and Street)

Westwood	MA	02090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. William Hoilman — 781-769-8066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunn & Hoban, P.C.
(Name – *if individual, state last, first, middle name*)

1179 High Street	Westwood	MA	02090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/19

OATH OR AFFIRMATION

I, C. William Hoilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHA FINANCIAL CORP, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

C William Hoilman
Signature

President
Title

Nora K McLaughlin
Notary Public
Expires: 8/30/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHA FINANCIAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2002

MHA FINANCIAL CORPORATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

Table of Contents

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Shareholder and Board of Directors
MHA Financial Corporation
Westwood, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of MHA Financial Corporation as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2000 were audited by Brown and Brown, LLP. whose report dated February 6, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHA Financial Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages eight through eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunn & Hoban PC

Dunn & Hoban, CPA, PC
February 15, 2002

MHA Financial Corporation
Balance Sheets
December 31, 2001 and 2000

		2001		2000
ASSETS				
Current Assets:				
Cash and cash equivalents	$	284,081	$	278,091
Accounts receivable		98,410		74,538
Investment		85,100		85.100
Total current assets		467,591		437,729
Equipment, net		0		0
Total Assets:	$	467,591	$	437,729
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current liabilities:				
Commissions payable	$	74,959	$	48,225
Total current liabilities		74,959		48,225
Shareholder's equity:				
Common stock, no par value; 12,500 shares authorized, 140 shares issued and outstanding		7,000		7,000
Additional paid-in capital		55,000		55,000
Retained earnings		330,632		327,504
Total shareholder's equity		392,632		389,504
Total liabilities and shareholder's equity	$	467,591	$	437,729

See accountant's report and notes to financial statement

MHA Financial Corporation
Statements of Income and Retained Earnings
Years Ended December 31, 2001 and 2000

		2001		2000
Commissions	$	482,147	$	634,053
Operating expenses:				
Commissions		361,911		425,211
Salaries		62,609		62,609
Broker-dealer system expense		0		26,695
Data processing		2,606		22,961
Rent		21,330		21,005
Professional fees		0		17,746
Communications		3,196		14,129
Marketing		0		16,099
Equipment rental		12,407		13,826
Travel and entertainment		12,334		11,253
Other expenses		5,133		10,853
Regulatory fees		12,871		10,515
Pension contribution		9,391		9,371
Office supplies		3,074		9,282
Employee benefits		6,685		8,060
Depreciation		0		6,250
Payroll taxes		4,845		4,845
Postage		1,990		3,899
Dues and subscriptions		810		3,290
Repairs and maintenance		645		2,510
Insurance		0		942
Other taxes		1,233		675
Due diligence		0		0
Total operating expenses		523,070		702,026
Loss from operations		(40,923)		(67,973)
Other income:				
Settlement income		0		190,939
Interest income		8,533		15,659
Other income		35,518		31,075
Net income (loss)		3,128		169,700
Retained earnings, beginning of year		327,504		202,804
Shareholder's distributions		0		(45,000)
Retained earnings, end of year	$	330,632	$	327,504

See accountant's report and notes to financial statement

MHA Financial Corporation
Statement of Cash Flows
Years Ended December 31, 2001 and 2000

		2001		2000
Cash flows from operation activities:	$		$	
Net income (loss)		3,128		169,700
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation				
(Increase) decrease in assets:		0		6,250
Accounts receivable		(23,872)		(40,040)
Investments		0		(85,100)
(Increase) decrease in liabilities:				
Commissions payable		26,734		27,949
Accrued expenses		0		(3,774)
Net cash provided by (used in) operating activities		5,990		74,985
Cash flows from financing activities:				
distributions to shareholder		0		(45,000)
Net cash used in financing activities		0		(45,000)
Net increase (decrease) in cash and cash equivalents		5,990		29,985
Cash and cash equivalents, beginning of year		278,091		248,106
Cash and cash equivalents, end of year	$	284,081	$	278,091

See accountant's report and notes to financial statement

MHA Financial Corporation
Notes to Financial Statements
December 31, 2000

Note 1 - Summary of Significant Accounting Policies

Nature of Business

MHA Financial Corporation, (the Company) was incorporated on May 5, 1977 under the laws of the Commonwealth of Massachusetts to engage in a single line of business as a securities broker and dealer. The Company currently conducts business as a fully disclosed broker on an agency basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No 107 approximate the carrying amounts presented in the Statement of Financial Condition.

Recognition of Income

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

MHA Financial Corporation
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies (continued)

Accounts Receivable
Accounts receivable has been adjusted for all known uncollectible amounts. No allowance for doubtful accounts is considered necessary at December 31, 2001 and 2000.

Equipment
Equipment is stated at cost. Depreciation is recorded using accelerated and straight-line methods over the estimated useful life of the related assets.

Taxes
On July 1, 1987, the Company, with the consent of its shareholder, filed an election with the Internal Revenue Service to be classified as an S-Corporation. In lieu of federal corporate income taxes. the shareholders are taxed on their proportionate share of the Company's taxable income on their individual tax returns. Therefore, no provision for federal corporate income taxes is reflected in these financial statements.

Note 2 - Equipment

Equipment consists of the following:

	2001	2000
Equipment	$18,750	$18,750
Less: accumulated depreciation	(18,750)	(18,750)
	$ 0	$ 0

Depreciation expense for the years ended December 31, 2001 and 2000 was $0 and $6,250, respectively.

MHA Financial Corporation
Notes to Financial Statements
December 31, 2001

Note 3 - Related Party Transactions

The Company leases office space from a related party under an operation lease, as a tenant-at-will. Rental expense for the years ended December 31, 2000 and 1999 was $18,000 for each year.

The Company rents its office furniture and equipment on a month-to-month basis from a related party having common ownership. Rental expense for the years ended December 31, 2000 and 1999 was $12,000 for each year.

Note 4 - Net Capital

Pursuant to the net capital provisions of rule 15C3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $50,000, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2000 and 1999, the Company had net capital of, $269,385 and $280,975, respectively.

Note 5 - Form X-17A-5

A copy of the Company's most recent annual audit report (December 31, 2000) is available for examination at the principal office of the Company and at the regional office of the Securities and Exchange Commission.

Note 6 - Concentration of Credit Risk

Cash balances maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank. Money market accounts at banks or financial institutions are guaranteed by the Securities Investor Protection Corporation up to $100,000 per bank or institution. At December 31, 2000 and 1999, the Company's cash balances in excess of federally insured limits totaled $140,191 and $112,491, respectively.

Note 7 - Pension Plan

The Company maintains a qualified simplified employee pension plan (SEP). Nondiscriminatory employer contributions are made for each eligible employee. Employer contributions for the years ended December 31, 2000 and 1999 were $9,371 and $9,391, respectively.

Note 8 - Reclassifications

Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation.

MHA Financial Corporation

Computation of net Capital Pursuant to SEC Rule 15c3-1

December 31, 2001

		2001
Total shareholder's equity	$	392,632
Total non-allowable assets		(122,047)
Net capital before haircuts on securities positions		270,585
Security haircuts		(1,200)
Net capital		269,385
Minimum dollar net capital requirement		50,000
Excess net capital		219,385
Aggregate indebtedness	$	43,795
Percentage of aggregate indebtedness to net capital		20%

See accountant's report and notes to financial statement

MHA Financial Corporation
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
December 2001

Unaudited net capital at 12/31/01	$	270,585
Audit adjustments affecting net capital		0
Adjustment to security haircuts:		
Investment		(1,200)
Audited net capital at 12/31/01	$	269,385

See accountant's report and notes to financial statement

MHA Financial Corporation
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2001 and 2000

MHA Financial Corporation is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k) (2) (ii).

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Shareholder and Board of Directors
MHA Financial Corporation
Westwood, Massachusetts

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

In planning and performing our audit of the financial statements and supplemental statements of MHA Financial Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5
(CONTINUED)

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposed in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dunn & Hoban PC

Westwood, Massachusetts
February 15, 2002